Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-258719

Relating to Preliminary Prospectus Supplement

Dated November 22, 2021 to Prospectus Dated August 11, 2021

Pricing Term Sheet

Granite Point Mortgage Trust Inc.

7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Granite Point Mortgage Trust Inc. (the “Issuer”)

Securities Offered:	7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Shares Offered:	4,000,000 shares

Over-Allotment Option:	600,000 shares

Trade Date:	November 22, 2021

Settlement and Delivery Date:	November 30, 2021 (T+5)*

Public Offering Price:	$25.00 liquidation preference per share; $100,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $3,150,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $96,850,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:

(i) From and including the original issue date to, but excluding, January 15, 2027 (the “Fixed Rate Period”), at a fixed rate equal to 7.00% per annum of the $25.00 per share liquidation preference (equivalent to $1.75 per annum per share) and (ii) from and including January 15, 2027 (the “Floating Rate Period”), at a floating rate equal to a Benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the Preliminary Prospectus Supplement), plus a spread of 5.83% per annum of the $25.00 per share liquidation preference (the “Floating Rate”); provided, however, that in no event shall the Floating Rate be lower than 7.00% per annum.

Dividend Payment Date:

The 15th day of April, July, October and January of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on January 15, 2022.

Dividend Record Date:

Such date as designated by the Issuer’s board of directors for the payment of dividends that is not more than 90 days nor fewer than 10 days prior to the dividend payment date; the first dividend record date is expected to be on or around January 1, 2022.

Liquidation Preference:	$25.00 per share

Optional Redemption:

Not redeemable prior to November 30, 2026, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after November 30, 2026, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:	Share Cap: 4.0683

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 16,273,200 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 18,714,180 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Ranking:

Notwithstanding any contrary disclosure in the Preliminary Prospectus Supplement filed with the Securities and Exchange Commission on November 22, 2021, the Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon the Issuer’s liquidation, dissolution or winding up, on a parity with the Issuer’s 10% Cumulative Redeemable Preferred Stock (1,000 shares outstanding with a $1,000,000 liquidation preference) and all other equity securities issued by the Issuer with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon the Issuer’s liquidation, dissolution or winding up.

Proposed NYSE Listing Symbol:	GPMT PrA

CUSIP:	38741L 305

ISIN:	US38741L3050

Sole Book-Running Manager:	Raymond James & Associates, Inc.

Co-Managers:	JMP Securities LLC

Use of Proceeds:

The Issuer plans to use the net proceeds from the sale of the shares of the Series A Preferred Stock for general corporate purposes, which may include, without limitation, the partial repayment of the Issuer’s 8.00% senior secured term loan facilities of certain of the Issuer’s subsidiaries due 2025, including any accrued interest and early repayment fees related thereto, and/or the origination or acquisition of the Issuer’s target assets. The amount and timing of any use of proceeds will be in the Issuer’s sole discretion.

* We expect that delivery of the shares of the Series A Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series A Preferred Stock prior to the close of business on the second day before their delivery will be required, by virtue of the fact that the shares initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the shares of the Series A Preferred Stock who wish to trade shares prior to the close of business on the second day before their delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.

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